Perth, Australia
EXPIRY OF OPTIONS
We wish to advise that the following unlisted options, issued in 1998 pursuant to the Companys Employee Option
Plan, expired on 25 September 2003:

512,500 1998 options with an exercise price of $0.59 per option;
533,600 1998 options with an exercise price of $0.66 per option.

In addition, the following unlisted options have been cancelled as a consequence of employee terminations:

22,000 options expiring 23 September 2004 with an exercise price of $0.53 per option;
6,150 options expiring 23 September 2004 with an exercise price of $0.59 per option;
96,000 options expiring 28 September 2005 with an exercise price of $1.61 per option;
70,100 options expiring 28 September 2005 with an exercise price of $1.79 per option.

As a result of the above, the following unlisted options remain on issue:

397,500 options expiring 23 September 2004 with an exercise price of $0.53 per option;
245,800 options expiring 23 September 2004 with an exercise price of $0.59 per option;
828,000 options expiring 28 September 2005 with an exercise price of $1.61 per option;
905,300 options expiring 28 September 2005 with an exercise price of $1.79 per option.



ends

Orbital is a leading international developer of engine technologies using direct in-cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive, marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange (OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Keith Halliwell
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668